U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 FORM 12B-25
SEC File Number 000-52145

CUSIP Number
000-52145

NOTIFICATION OF LATE FILING (Check One):

[ ] Form 10-K and Form 10-KSB [ X ] Form 20-F [ ] Form 11-K
[ ] Form 10-Q and 10-QSB [ ] Form N-SAR
For Period Ended: December 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

Part I - Registrant Information

Full name of Registrant:	BLACK DIAMOND BRANDS CORP.

Former Name if Applicable:	BLACK DIAMOND HOLDINGS CORP.

Address of Principal Executive Office (Street and Number)

595 HORNBY STREET, SUITE 600

City, State and Zip Code:	VANCOUVER, BC, CANADA V6C 2EB

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F Annual Report within the prescribed period because all parties needing to review the filing have not completed their review.  The Form 20-F will be filed on or before July 14, 2008.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification.

Brad J. Moynes	604-646-5620

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify reports(s).
[ X ]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ X ] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The company recorded a net loss of $261,480 for 2007, compared to a loss of $440,672 in 2006.  The primary contributors to the decreased loss were (i) expenses decreased to $265,199 (from $435,311 in 2006).  Decreased expenses were recorded in legal and accounting (including fees associated with the company’s registration with the SEC); office rent and management fees; travel; and other items.  Expenses for consulting fees, general office expense, and warehouse rent decreased, and there was no inventory write-down in 2007.

All amounts are stated in Canadian dollars.

Black Diamond Brands Corp.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Company Name

Date June 26, 2008	By:	/s/ Brad J. Moynes
BRAD J. MOYNES
Chief Executive Officer